82-1360

# Burns Philp

02 JAN 23 AM 8:45

**BURNS, PHILP & COMPANY LIMITED**
ABN 65 000 000 369

LEVEL 2, 44 MARTIN PLACE
SYDNEY NSW 2000
GPO BOX 543
SYDNEY NSW 2001
AUSTRALIA

TEL: NATIONAL (02) 9227 9371
TEL: INT'L +61 (2) 9227 9371
FAX: (02) 9223 1234

## FACSIMILE

| | |
|---|---|
| To: | OFFICE OF INTERNATIONAL CORPORATE FINANCE |
| Company: | SECURITIES AND EXCHANGE COMMISSION, U.S.A. |
| Facsimile No: | 0011 1 202 942 9624 |
| From: | HELEN GOLDING - Company Secretary |
| Date: | 23 January, 2002 |
| SUBJECT: | Relocation of MD & CEO |
| No of Pages: | 2 pages (including cover sheet) |

SUPPL

Please see attached copy of an announcement released to the ASX today.

Yours sincerely




02002651

HELEN GOLDING
Company Secretary/Group Legal Counsel

Attachs.

**Burns Philp**

BURNS, PHILP & COMPANY LIMITED
ABN 65 000 000 359

LEVEL 2, 44 MARTIN PLACE
SYDNEY NSW 2000
GPO BOX 543
SYDNEY NSW 2001
AUSTRALIA

TEL: NATIONAL (02) 9227 9371
TEL: INT'L +61 (2) 9227 9371
FAX: (02) 9223 1234

23 January 2002

Mr Graham Gates
Announcements Officer
Australian Stock Exchange Limited
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Dear Mr Gates

**RELOCATION OF MANAGING DIRECTOR & CHIEF EXECUTIVE OFFICER**

Tom Degnan, the Company's Managing Director and Chief Executive Officer, is relocating to the USA at the end of January 2002.

The Board has determined that the USA is the appropriate place for Mr Degnan to be based, as the majority of the Group's assets are located in the northern hemisphere. Travel time between the USA, South America and Europe absorbs a significant amount of Mr Degnan's time. Moving to the USA will materially increase the time he is involved with direct management of the businesses.

The Group Head Office will remain in Sydney and Mr Degnan will be in Sydney on a regular basis.

Yours sincerely



***HELEN GOLDING***
Company Secretary